Exhibit 99.2

New Oriental Announces Management Change

BEIJING, Oct. 20, 2015 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”)(NYSE: EDU), the largest provider of private educational services in China, today announced the promotion of Mr. Chenggang Zhou to the position of President, effective January 5, 2016. At the same time, Mr. Louis T. Hsieh will step down as President of New Oriental, but will remain on the Board of Directors of the Company and will serve as a non-executive Senior Adviser to the Company.

Mr. Zhou joined New Oriental in 2000 and has held multiple positions in the Company since then, including Executive President for Domestic Business, Executive Vice President, Vice President and President of Beijing and Shanghai New Oriental Schools. As President, Mr. Zhou will focus on corporate strategy and oversee overall business development of the Company.

Mr. Michael Minhong Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “Chenggang has been a key member of our management team, and we are thankful for his efforts and commitment to providing high-quality education services. He has brought to us with his vision, wealth of experience, industry insight as well as extensive knowledge of all aspects of our business, which will help ensure that we will be able to continue to build on the success and reputation we have already achieved in the China market. We look forward to working with him in his new role.”

“Louis has made a tremendous contribution to shaping and managing our rapidly expanding business across China for the past decade, first as our Chief Financial Officer where he led our highly successful IPO on the New York Stock Exchange in 2006, and then as our President since 2009. I am pleased that Louis has agreed to remain on our board of directors and to serve as Senior Advisor to New Oriental. We thank Louis for his decade-long contribution to the Company and wish him all the best in his future endeavors.”

Separately, New Oriental announced its results for the first quarter of fiscal year 2016 today.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn